UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Correction: Q3 Trading Update dated 01 November 2022

The following amendment has been made to the 'Q3 Trading Update' filing released on 1 November 2022.

"We expect Net Debt to be in the range of £3.3bn-£3.4bn depending on exchange rates at 31 December 2022 and assuming we achieve the targeted £250m of M&A deals spend in 2022."

The amendment is made to correct a typographical error and all other details, including interest costs, remain unchanged.

The full amended text is shown below.
____________________________________________________

1 November 2022

RENTOKIL INITIAL PLC - THIRD QUARTER TRADING UPDATE

INCLUDING TERMINIX Q3 UPDATE & FULL YEAR TECHNICAL GUIDANCE FOR THE COMBINED GROUP

£m	Q3 2022	Growth
	AER	AER	CER

Ongoing Revenue1	900.9	18.9%	10.4%
Ongoing Revenue excluding disinfection	897.0	20.4%	11.7%
Revenue	901.3	18.9%	10.3%

OVERVIEW OF RENTOKIL INITIAL Q3 PERFORMANCE (CER)

Q3 saw continued momentum in our businesses with Group Ongoing Revenue, excluding disinfection services, increasing by 11.7%. Organic Revenue2, supported by good price progression, was up 6.2%, while acquisition-led growth was 5.5%.

Ongoing Revenue in Pest Control increased by 12.6%, sustaining the growth rates delivered in H1. Organic Revenue was up 5.0%, Organic Revenue growth in North America Pest Control (up by 3.5%) got off to a slow start in the quarter against strong comparatives in the prior year (up by 9.8%). Despite the impacts of Hurricane Ian in the last week of September, the quarter finished well. Our Hygiene & Wellbeing business also performed well during the quarter, underpinned by good growth in core washrooms. Ongoing Revenue, excluding disinfection services, increasing by 7.9%, of which 7.3% was organic. Sales from disinfection services have reduced in line with our expectations at £3.6m, £8.6m lower than the same period last year. Due predominantly to post Covid recovery, Ongoing Revenue and Organic Revenue in France Workwear grew strongly by 17.1%.

Rentokil Initial plc (the "Company" or "Rentokil Initial") has continued to successfully manage inflationary pressures on its cost base through pricing and cost control actions, and maintains its full year outlook for the underlying business. Terminix delivered an excellent organic growth performance for the quarter comparable to Rentokil Initial. The expected impact of the Terminix transaction on revenues and profits are laid out below.

M&A

We acquired 12 Pest Control businesses in the quarter with annualised revenues of c.£26.7m. For the year to 30 September 2022, we have acquired a total of 43 businesses (38 in Pest Control and 5 in Hygiene and Wellbeing), with annualised revenues of c.£95.1m. Our M&A pipeline going into Q4 and 2023 remains strong and we remain on track to spend (excluding Terminix) approximately £250m in 2022.

Commenting on today's announcement Andy Ransom, Chief Executive, said:

"This has been another good quarter for Rentokil Initial. Supported by the essential nature of our services and ability to offset cost inflation through pricing, we continue to deliver both good growth and profitability, while retaining high levels of customer and colleague retention.

"We are delighted to have closed the Terminix transaction in October and we extend our thanks to everyone who helped us reach this milestone. We have hit the ground running in execution of our integration plans to capture the strategic and financial benefits of the deal. Our cost synergy programme is progressing well with c.$20-$25m of annualised synergies expected to be realised by year end."

COMPLETION OF TERMINIX TRANSACTION

The Terminix transaction was completed on 12 October 2022. It brings together two complementary businesses (the "Combined Group") to create the global leader in pest control and hygiene & wellbeing, and the leader in pest control in North America, the world's largest pest control market. The combination will generate meaningful synergies. It delivers an enlarged platform for profitable growth, supported by an attractive financial profile that will deliver further investment in innovation and technology, and acquisitions.

In accordance with the transaction agreement, Rentokil Initial issued c.645.71m new Rentokil Initial shares (representing c.129.14m American Depository Shares, based on a 1:5 ADS to Rentokil Initial share ratio). This is in addition to the $1.34bn cash element of the transaction consideration. Full details of the consideration are explained below.

Management and Board Changes

As announced on 6 October, Brett Ponton, CEO of Terminix, has been appointed CEO of the Combined Group's North America region. John Myers, Managing Director of Rentokil North America, has been appointed CEO of the US Pest Control business, reporting to Brett. Both appointments became effective from completion of the transaction. Brett became a member of the Combined Group's Executive Leadership Team from the same date.

In addition, David Frear, formerly Non-Executive Director of Terminix since January 2021, has been appointed to the Combined Group's Board of Directors as a Non-Executive Director with effect from 12 October. David became a member of the Remuneration and Nomination Committees.

OVERVIEW OF TERMINIX Q3 PERFORMANCE (CER)

During Q3, Terminix US Pest Control saw particular strength in the residential and termite businesses. Consequently, Terminix delivered an organic growth performance for the quarter comparable to Rentokil Initial group, constituting Terminix's strongest quarterly performance since 2014.

FY 2022 TECHNICAL GUIDANCE FOR THE COMBINED GROUP

All guidance on the Combined Group provided is based on information we have received in good faith from Terminix during the Form F-4 and the combined shareholder circular and prospectus (the "Circular and Prospectus") processes and since their completion. Whilst we have sought to apply reasonable checks to this data, the reported results will be audited by PWC during the period between completion and March 2023.

Reported full year 2022 results of the Combined Group will comprise the underlying Rentokil Initial business and a contribution from Terminix for the period from completion on 12 October 2022 to 31 December 2022 (the "Stub Period"). We have measured this Stub Period as the number of calendar days. Including 12 October, the Stub Period represents 81 days or c.88% of the calendar days in the fourth calendar quarter of 2022, and the same in the comparative period of 2021.

We will continue to report the results of the Combined Group at both Constant Exchange Rates (CER) and Actual Exchange Rates (AER). We will therefore report the Revenues and Adjusted Operating Profits of the Terminix entities for the Stub Period in the same way. As an example, the CER Stub Period results of the US Dollar denominated entities of the Terminix Group, representing c.95% of the acquired group, will be translated at an exchange rate of $1.3739 to £1. At year end we will also report results at AER, calculated using the average monthly exchange rates for the year.  We will not know the AER rates and the full results of the Group until post 31 December 2022; as such all GBP guidance in this statement will be quoted using CER rates.

The significant bridging items between the definitions of Terminix EBITDA profits and Rentokil Initial's APBITA profit metric are the deduction of charges for depreciation and share based payments. Further discussion below explains the impact of the applicable standard changes from the US GAAP standards applied to the historical results of Terminix and IFRS standards that will be applied going forward.

In May 2022, Terminix announced it had completed the divestment of its pest management businesses in the UK and Norway, satisfying one of the closing conditions to the transaction. For the financial year 2021, the divested operations had Ongoing Revenue of $52.7m (£38.4m at CER) and contributed Adjusted Operating Profit of approximately $6.1m (£4.4m at CER).

As a result of the transaction, sales of pest control products that have historically been made by Terminix to Rentokil, which were reported as external sales, will now need to be reported as internal sales and this would lower the Revenue of Terminix on a proforma basis for 2021 by $6.4m (£4.7m at CER). Equivalent sales in 2022 are estimated to be approximately $8m. Reciprocal trading resulted in sales from Rentokil North America to Terminix totalling $403k in 2021 with no material change in 2022. The net impact on Stub Period Revenue is expected to be c.$1.8m (£1.3m at CER). There are no identified material intercompany transactions outside of North America. The reclassification of these revenues has no material impact on reported profits, but will impact organic revenue growth percentages as the actual intercompany revenues will be excluded from 2022 and 2021 reported revenues for the purposes of the calculation.

After adjusting for both divestments and intercompany trading, Terminix Revenue and APBITA profits in the equivalent 81 day Stub Period in 2021 were revenues of approximately $414m (£301m at CER) in Ongoing Revenue and $42m (£31.0m at CER) in Adjusted Operating Profit (APBITA). These numbers exclude the impact of deal related costs of $7m included in the reported trading profits of Terminix for Q4 2021 that would be reported outside of Adjusted Operating Profit using Rentokil Initial definitions.

Synergies

Rentokil Initial announced in December 2021 that it expected the Combined Group to generate material annual pre-tax net cost synergies of at least $150m by the third full year post completion. It was also estimated that approximately $45m (c.30%) of these net cost synergies would be delivered in the first 12 months post completion.

We estimate that c.$20m-$25m of annualised synergies will be achieved on a run rate basis by 31 December 2022 and that the actual Adjusted Operating Profit contribution from these synergies in the Stub Period will be approximately $4.1m (£3.0m at CER).

Significant work around the cost synergy programme has already taken place over the last 10 months and continues at pace. We have made good progress and will provide an update on expected synergies to the market at the time of our FY 2022 results in March 2023.

Accounting Adjustments under IFRS

In the proforma section of the Form F-4 and Circular and Prospectus, the expected conversion changes from US GAAP to IFRS were presented alongside the impacts of any purchase price adjustments and the impact of those changes on the Balance Sheet and Profit and Loss for the 12 months to 31 December 2021 and the 6 months to 30 June 2022.

In the period to 31 December 2022, we will seek to materially finalise these adjustments and will update fully on their impacts at the Preliminary Results in March 2022 when the results and acquisition accounting will have been audited. Below we lay out the impact of material changes in the Stub Period based upon the information gained up to completion, noting that we have not identified any significant changes from information provided in the proformas.

In the Form F-4 and Circular and Prospectus the most material adjustment required to be made to Terminix's standalone numbers as a result of the change to IFRS standards related to the treatment of termite provisions.

Under its accounting policy, Terminix provided for termite damage claims expected in the period up to one year after the balance sheet date. However, under its IFRS based policy, Rentokil Initial records all probable future cash outflows arising from claims relating to the entire pool of existing contracts. Rentokil Initial has therefore recognised a preliminary incremental provision of $265m (£192m at CER) as part of the opening Balance Sheet adjustments, on top of the existing provisions of $81m (£59m at CER) as at 30 September 2022. Going forward, the income statement will show a non-cash increase in Adjusted Operating Profit reflecting legacy claims, which will now be booked against the increased provision, net of provision charges for potential future claims booked against revenues for new customers signed up post completion. As a result of these accounting changes, we estimate that the net impact of these non-cash accounting changes in the Stub Period to be a c.£10m at CER (c$14m) increase to Adjusted Operating Profit. All other changes resulting from the changes in standards are not expected to have either a gross or net material impact in the Stub Period.

Overall, the impact of the accounting adjustments and in period effects of synergies delivered is expected to increase Adjusted Operating profit by c.£13m.

Purchase Price Allocation

The total consideration for the transaction has been confirmed as 645,706,920 shares issued at a value of £4.6523 (equivalent to $5.14 at the Reuters spot rate on 12 October 2022 of $1.1105 USD to GBP) representing £3,004,022,304 of consideration in the form of shares alongside £1,204,524,362 ($1,337,624,304 at 12 October 2022 spot rate) of cash consideration giving a total consideration of £4,208,546,666 ($4,673,591,073). There will be some final adjustments made to consideration in relation to share plans and we will update on these in March 2023. Ultimately the difference between total consideration and final fair value of net assets acquired will be booked as goodwill.

Whilst final purchase price allocations have yet to be completed - based on the pro forma calculations as at June 30, 2022, as reported in the final Form F-4 and Circular and Prospectus, we would expect to incur an incremental £10m-15m of amortisation in the Stub Period, relating to the fair value of brands, customer lists and other intangibles recognised as part of the transaction.

Deal Related Costs

The impact of deal related costs in Rentokil Initial for 2022 and in the Stub Period in Terminix relating to the Terminix transaction, primarily comprising advisory fees, restructuring and redundancy, is expected to be c.£75-85m of which c.£20-25m will be reported against Share Premium as share issuance costs.

In achieving the total synergies of at least $150m as guided in December 2021, the Combined Group expected to incur cash implementation costs of approximately $150m, with half of this amount incurred in the first 12 months post completion. Integration costs in the Stub Period are expected to be in the range of $20m-$25m (£15m-£18m at CER) in line with the above synergy guidance. Deal related acquisition costs and integration costs will be treated as exceptional items, alongside costs for the other M&A transactions completed in the year.

Overall cash costs of exceptional items in the full year are expected to be in the range of £100m-£115m with c.£20m-£25m recorded against Share Premium.

Financing Costs

In June 2022 Rentokil Initial successfully issued three bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully cover the $1.34bn cash element of the transaction consideration. The balance of the bonds alongside the Company's $700m three year loan covers the refinancing of Terminix debt and transaction costs.

As at 30 June 2022, Terminix held two bonds: $186m notes maturing in 2027 at 7.45% and $48m of notes maturing in 2038 priced at 7.25%; and a Senior Secured Term Loan facility maturing in 2026 priced at 3.365%. The term loan facility was settled on 12 October 2022 and the notification of redemption to bond holders for both maturities was issued on 6 October 2022 with a redemption date of 7 November 2022. Following closing of the Terminix transaction, S&P affirmed Rentokil Initial's BBB investment grade credit rating with a stable outlook.

As a result of the above changes, the updated full year adjusted interest charge to P&L will be in the range of c.£50m-£55m. This updated guidance is c.£20m-£25m higher than indicated at H1 reflecting c.£44m of interest charges relating to the new financing, c.£2m relating to the final holding costs of Terminix's pre-acquisition debt and a c.£20m offsetting reduction from the impacts of hyperinflation accounting. Our operations in Lebanon, Argentina and Turkey are reported under hyperinflationary accounting during 2022, with full year total hyperinflation impacts expected to be in the range of £27m-£35m (2021: £5m for 6 months of Lebanon) depending on the rate of CPI increases in those markets. Cash interest for the full year 2022 is expected to be in the range of £30m-£35m.

As a result of the funding activities completed in June 2022 and Terminix funding actions to be completed post transaction as described above, the Combined Group is expected to have c.85% of its bond and loan financing on fixed interest rates. We expect Net Debt to be in the range of £3.3bn-£3.4bn depending on exchange rates at 31 December 2022 and assuming we achieve the targeted £250m of M&A deals spend in 2022.

Foreign Exchange

In July, the Company estimated a full year P&L benefit from foreign exchange of £10m-£20m, provided that rates remained at consistent levels. Based on prevailing foreign exchange rates, the Company's estimated positive impact is now c.£20m, excluding Terminix. For the Terminix results in the Stub Period, the positive estimated impact will be in the range of £5m-£10m. Guidance for foreign exchange impact in FY 2023 will be provided at our Preliminary Results in March 2023.

Following the transaction completion, more than 60% of Rentokil Initial revenues are United States Dollar denominated.

The Company will host a sell side analyst modelling session on technical accounting adjustments today, 1 November 2022 at 2.30pm GMT. No new material non-public information will be provided at the session.

Enquiries:

Investors / Analysts:	Peter Russell, Rentokil Initial plc	+44 (0)7795 166506
Media:	Malcolm Padley, Rentokil Initial plc	+44 (0)7788 978199

Ongoing revenue, ongoing revenue excluding disinfection, organic revenue and adjusted operating profit and are non-GAAP financial measures. Management believes these non-GAAP financial measures are helpful in understanding the Group's past financial performance and future results. Management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While the Company believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyse the Group's financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Group's competitors and may not be directly comparable to similarly titled measures of the Group's competitors due to potential differences in the exact method of calculation.

1Ongoing Revenue excluding disinfection removes revenues from disinfection, a short term revenue stream created in response to the pandemic which has tapered as we exit the pandemic is used to allow users of the statements to understand the trajectory of the strategic segments of the Group without the distortion of this short pandemic related revenue stream.

2Organic Revenue growth represents the growth in Ongoing Revenue excluding the effect of businesses acquired during the year.

AER - actual exchange rates; CER - constant 2021 exchange rates

Cautionary statements regarding forward-looking statements

This announcement contains statements that are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, amongst other things:

●	risks related to the Company's acquisition of Terminix, including, amongst other things, the transaction not being accretive to the Group's earnings per share;
●	the risk of unsuccessfully integrating acquisitions (including the acquisition of Terminix);
●	the risk of disposals resulting in unexpected costs or liabilities;
●	the risk of difficulties integrating, streamlining and optimising IT systems, processes and technologies;
●	the risk of not being able to attract, retain, develop or recruit a skilled and qualified labour force or key management personnel;
●	risks related to ESG matters, including those related to climate change and sustainability;
●	risks related to inflationary pressures, such as wages, fuel prices and other operating costs;
●	the risk of supply chain issues;
●	the risk of weakening general economic conditions, including rising unemployment or decreased consumer confidence or spending levels;
●	the risk that the Company may not be able to successfully implement its business strategies, including achieving its growth objectives;
●	the risk of not retaining existing customers or attracting new customers;
●	risks related to competition in the industries in which the Group operates;
●
the risk of cybersecurity breaches, attacks and other similar incidents, as well as disruptions or failures in the Company's systems or data security procedures and those of its third-party service providers;

●	the risk of extraordinary events that could impact business continuity;
●	the risk that the Company may not be able to adequately protect its intellectual property and other proprietary rights;
●	risks related to the Company's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties and franchises;
●	the risk that the Company could fail to establish or maintain effective internal control over financial reporting;
●	the risk of impairment charges, asset revaluations or downgrades;
●
risks related to legal and compliance matters, such as, amongst other things, government regulations and enforcement; litigation; compliance with environmental, health and safety laws and regulations; and changes in tax laws; and

●
risks related to the Group's financing, such as, amongst other things, adverse credit and financial market events; the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the Group's ratings or outlook; and an increase in interest rates.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 November 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary